INVEST IN **NUUDII SYSTEM**

Patented, Grab-and-Go Boobwear that addresses fit, function, and fashion.

PITCH VIDEO   INVESTOR PANEL


nuudii
SYSTEM

nuudiisystem.com   New York NY

Main Street   Retail   Technology   Female Founder   Minority Owned

LEAD INVESTOR



Graham R Clark VP and Co-Founder, TraceLink

I have been engaged with the Nuudii team since the beginning and have followed the development of this truly innovative and timely product. Literally everyone I have shared the product with has loved it! With the new products in 2022 and continued customer loyalty and repeat purchases, this is a perfect time to get involved and be part of the "Radical Innovation for Boob" community. A great product family, a small dynamic team and an industry in the midst of disruption. Join us!

Invested $1,000 this round & $220,000 previously

Highlights

1. 💰$2.8M+ sales, 75% increase YOY, 78% margins
2. 💥60,000+ customers in 40+ countries
3. 💸$980K raised through Kickstarter & Indiegogo + $1.3M raised in angel rounds
4. ✅2 approved patents and a 3rd patent pending
5. 🥇1st ever CPG boobwear; biodegradable packaging
6. 💪Team highly experienced in fashion, marketing & strategy, founder executive at multiple brands
7. 📈$100B+ global market (bras & sports bra) by 2027

Our Team

Annette Azan Founder and CEO

Our Team

Annette Azan Founder and CEO



Experienced 25-year veteran Fashion Executive, working internationally. Successfully held Senior Positions in Branding, Marketing & Sales for brands - Donna Karan/Urban Zen, Norma Kamal, Episode, Igedo Trade Shows. Energetic Visionary.

The idea chose me! Nuudii was born out of my desire to wear a sheer wedding dress. I couldn't find anything that would disappear under its fabric, allow me to look, but not be, braless and work with my skin-baring dress, so I invented it back in 2011!! My drive and passion come from seeing first-hand how it continues to positively affect women!



Morgan Healy Director of Customer Journey

Expert in all areas that impact customers. She brings her experience having been the lead for social media at Natori and BaubleBar where she helped take them from startup to an omni channel brand sold at major retailers within a few years.



Sarah Blaser Creative and Technical Designer

Master Technical Designer. She created the first women's sports collection for Storelli, a soccer clothing manufacturer, which owned a patented sports bra that was later licensed to Adidas.



Alaina Goggin Social Media Manager

Trailblazer. Always one step ahead in the fast-paced world of social platforms. Held managerial and content creator posts for LF and Bandier. In her teens, she created a lucrative fashion-based Youtube channel with paid partnerships. Psychology major



Rachel Lerner Customer Service Manager

Recent honors graduate from FIT, she brings intergrative thinking coupled with vital skills and discplines to her role as Customer Service Manager. Her enthusiam and knowledge of the fashion industry is a huge assest for our budding start-up.



Andrew Egan Advisor and Creative Director

Genius at building a unique brand presence with every client he works with. He uncovers their emotional DNA, which keeps customers engaged and leads to a long term success for the brands. He works with a variety of clients from Fashion to Lifestyle.



Stephanie Sobel Advisor/Investor

Stephanie has been instrumental in shaping women's fashion for 25+ years. Held the position of President of Full Beauty. Her passion is building women's empowerment and held Board positions at Dress for Success, and Mondetta Clothing Company.



Jeannette Cantone Advisor

Former Executive VP Brand Creative at Victoria's Secret where she was instrumental in building cross brand synergy across all channels from product to marketing. Held positions at Warnaco and Natori as VP of Design & SVP of Merchandising.

We make living with boobs easy ❣️


THE PROBLEM
women hate bras yet feel forced to wear them
BAZAAR
REFINERY29
theguardian
APRIL 8, 2020
"But will we ever wear bras again?"
MAY 14, 2020
"The nipple's place in fashion history"
APRIL 28, 2021
"Bras are a curse! How lockdown changed readers' views of their breasts"

Bras suck. They're expensive & overcomplicated, sizing is a nightmare, and they're just plain uncomfortable. Also, they reshape us! Why can't we just be ourselves?

Women are busier than ever & deserve products that make their lives easier - not more complicated.


THE SOLUTION

Nuudii System is a boobwear brand that uses **advanced technology** & **patented design** to create grab-and-go lifestyle products.



Nuudii
SYSTEM
BRA and BRALESS
WAYS to WEAR
5.9 in
4.3 in
100% recyclable packaging made from plants!

Nuudii System is the option between bra and braless. Our innovation is simplifying an overcomplicated market that frankly doesn't serve the needs of women today. We're calling BS on the bra industry for forcing women to reshape themselves for the last 100 years. With Nuudii's boobwear, women can reclaim and own their wonderfully unique shape.



Times have changed and women want to be themselves. Now is the time for body acceptance, and Nuudii asks you to love your boobs as they are.

Our lifestyle-versatile products can be worn from sleep to wedding and every activity in between.

Additionally, Nuudii's two-strap design can be worn over 12+ ways for a variety of fashion styles.



We engineered something that has never been done before! Our flex fabric hugs like skin, is supremely comfortable, and adapts to each person's body.

With the combination of Nuudii's fabric, design, and two-letter sizing system, we've cracked the fit challenge. As a result, we have the lowest return/exchange rate in the industry. We've averaged 4% while the bra industry has an average of 37%!


PATENTED
PATENTED
PATENTED
Two strap design for versatility
Strap flexibility
Seamless edge
Gently lifts & holds your own natural shape

THE MARKET

The bra & sports bra market will reach over **$100 billion** in the next few years, yet very little innovation has happened to make living with boobs easier.

TRACTION

80,000+
nuudiis sold

60,000+
customers

$2.8M+
net sales

from 40+ countries



press features

TZR

TODAY

VOGUE

BuzzFeed

THE NEW YORKER

GLOSSY

CULT-LIKE FOLLOWING

HERE'S WHAT OUR CUSTOMERS ARE SAYING

> As a full-figured mom of 2, it's wonderful to have an option that gives me a natural shape with the comfort of going braless. I was skeptical, but am thrilled I decided to try Nuudii and will be ordering more.
> -B.D. 38DD/Nuudii Size LL

> I never really like bras to begin with. I always found them uncomfortable and mostly tolerated them, and some are better than others. I just got my first Nuudii and am certain I will never be wearing another uncomfortable bra again. Thank you Nuudii!
> -B.A. 40D/Nuudii Size LL

> I didn't know finding that space between bra and braless could be so liberating and sexy. I've always disliked underwire- the poking, the chaffing- but going without didn't work for me either. If I had known this type of bliss existed in my early years of having breasts, I'd probably have a different outlook on my body altogether - I'm getting there, but damn. Free your boobies!
> -K.B. 36DD/ Nuudii Size ML



Across all social platforms, we have over 30,000 followers.

POWERED BY THE PEOPLE

Raising from people who believe in us is nothing new. From the beginning, we've been POWERED BY PEOPLE.

13,661


backers
$780k
KICKSTARTER
$200k
INDIEGOGO

We launched on Kickstarter, raising $748k during our 30-day campaign and another $200k through Indiegogo. Our backers added on another $32,000 before they closed their pledges. Thanks to the 13,661 people who backed us, we are here today.


Now on Kickstarter: Nuudii System | Radical Innovation for ...
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With the funds raised through crowdfunding, we were able to expand our size range, develop the halter system, and launch new colors and prints!
Nuudii System is powered by people like you.

FROM OUR FOUNDER



> *"I'm here because the playing field has been skewed for too long. Financial structures were put in place to exclusively permit the wealthy to get wealthier. Enough! I believe in the democratization of wealth. Power of the collective is inherent in Nuudii System, as were backed by 13,000+ people during our launch. Now that's some fuel! Launching our fundraising campaign through Wefunder allows us to continue our path of inclusion. Together, we have the ability to break down those old structures by building something inclusive and new. When we succeed, you succeed." - Annette Azan, Founder & CEO*

WHAT'S NEXT

brand expansion

2024


2022
3 New, Patented Systems
XL Size Expansion
Biodegradable Packaging
New Limited Edition Colors
2023
Expand into Second Market
Repurposing Program
Global Distribution
Expand Wholesale Program
Sustainable Products
Expand into Third Market
Expand Global Distribution
Expand Wholesale Program

Forward-looking projections cannot be guaranteed.

Increase D2C sales

The majority of our sales will continue to be through our e-commerce website, but we will also launch our branded stores through other marketplaces. Our focus will be on retaining and increasing our 26% month-over-month returning customers with exciting new products.

In 2022, we have begun to expand our marketing and ads to a broader variety of social platforms. This year, we will launch brand awareness campaigns to add to our sales-based campaigns to reach new customers.

After this raise on Wefunder, we will focus our energies on influencer marketing and the expansion of our affiliate base to assist us in educating, promoting, and increasing sales.

Expand Wholesale


After a successful short-term selling experience with Nordstrom's "Pop-in" last year, we've been invited back to sell as a dedicated brand on their online store nordstrom.com.
Nuudii
SYSTEM
NORDSTROM

Before our Nordstrom partnership, we have been selling to a number of smaller boutiques.

Here's what Gonca, the owner of the boutique Bazzar Nosara, has to say about her experience selling Nuudii:

> *"Due to its versatility, there are incredible opportunities for cross-promotion. For example, a travel website that sells clothing might cross-promote Nuudii System for its compact nature. Also for retailers selling high fashion, which styles often don't work with bras, will now have the chance to offer a new solution. Nuudii System is a win-win for retailers and a big boost in sales for us."*



Product Development

Product Development

The essence of our brand is innovation! Our designer Sarah has been hard at work finishing up the development for this year's product roll-out. In 2022, we are launching three totally new "systems" as well as expanding our size range to reach a broader customer base that has been eagerly awaiting Nuudiis. We will also continue to release new limited edition colors and unique prints.

SECOND KICKSTARTER

LAUNCHING IN MARCH 2022

Our most exciting development to date is launching through Kickstarter in March. This platform allows us to reach a much broader audience of people who are hungry for new products. During our first Kickstarter campaign in June 2019, we saw the dollars and pledges coming in at incredible speed. **We reached $50,000 in the first two hours!** With our current base of 60,000 Nuudii lovers, our goal for this second campaign is **$1.5 million**.

Stay tuned and make sure to sign up for emails to be the first to know when we go live.

BY THE NUMBERS

sales growth



$12,000,000
$9,000,000
$6,000,000
$3,000,000
$980,000
$760,000
$1,100,000
$4,000,000
$11,000,000
2019
2020
2021
2022 (Projection)
2023 (Projection)
STREAMS OF REVENUE
crowdfunding
e-commerce
e-commerce
crowdfunding e-commerce wholesale
e-commerce wholesale global distributors

Forward-looking projections cannot be guaranteed.

use of funds



Product Development 5%
New Hires 10%
Inventory 25%
Operational Cost 5%
Marketing 55%
2022

OUR VALUES & MISSION


the team
Sarah
Creative & Technical Designer
Morgan
Director of Customer Journey
Annette
CEO/Founder
Alaina
Social Media Manager
Rachel
Customer Service Manager

OUR TEAM BELIEVES Nuudii System's innovation will bring positive emotional and physical well-being to people's lives

We believe profits can be made while taking care of people and the planet

We believe there is power in the collective

We believe in our ability to break every glass ceiling and every statistic out there

We believe in the success and longevity of Nuudii System as a company

We believe that Nuudii will change the way women live and make it easier and much more fun

We believe we have just begun to scratch the surface of what is possible

We believe everyone should have the opportunity to create wealth

We believe in our mission, in combination with support from people like you, will empower us to become a brand with the strength and impact to rival the likes of Victoria's Secret



These are just a few of the dedicated people in our factory whom we love!

The irony is this bra/sports bra $100B industry has been built on customers' dislike of the products. **Just imagine the potential for a brand like ours** where women LOVE the products. This is just the beginning of our journey. Your investment will be the fuel that greatly impacts our brand and amplifies growth. Our aim is to continue to create innovative products that instill positivity and generate strong profits and wealth for everyone involved. Join us and be a part of our radical game-changing brand.

Downloads

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